Exhibit 21 - Subsidiaries of the Small Business Issuer

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
OSK Capital II Corp.	Nevada	OSK Capital II Corp.
3894517 Canada Inc.	Canada	United American Corporation